MDS INC.

Annual Meeting of Shareholders of MDS Inc. ("MDS")

Thursday, March 10, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

TOTAL SHARES VOTED: 69.692% OF

ISSUED & OUTSTANDING 141,938,989

Matters Voted Upon:

	Voted by Proxy
General Business	Outcome of Vote	% in Favour

1. The election of directors of MDS for the following year.	Carried by a show of hands	68.484

2. The appointment of Ernst & Young LLP as independent auditors of MDS for 2005.	Carried by a show of hands	69.539